Exhibit 99.1

Sandstorm Gold Acquires Royalty on Diavik Diamond Mine

VANCOUVER, March 23, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has acquired a 1% gross proceeds royalty ("Royalty") over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik Diamond Mine ("Diavik Mine") operated by Rio Tinto plc.

— TRANSACTION TERMS

Sandstorm acquired the Diavik Mine Royalty from IAMGOLD Corporation for US$52.5 million in cash and 3 million warrants of Sandstorm. The warrants have a 5 year term, a strike price of US$4.50 per Sandstorm common share and will be exercisable following initial production from the Diavik Mine's A21 pipe. The Royalty transaction is a unique opportunity which provides the following benefits to Sandstorm:

•	contributes long-term stable cash flows from a world-class asset run by one of the world's premier diversified mining companies;
•	diamond markets exhibit strong demand with stable growth predicted over the near future;
•	more than 50% of the Company's attributable gold equivalent production is generated from mines operated by large, reliable, diversified mining companies;
•	the Company's gold-based revenue stream will remain above 80%; and,
•	Sandstorm's corporate development efforts remain focused on gold transactions.

"Adding a royalty from the world-class Diavik Mine brings approximately US$7 million to US$8 million per annum in additional long-term, stable cash flows to Sandstorm's portfolio," said President and CEO Nolan Watson. Watson added, "With this transaction, over 50% of Sandstorm's free cash flow will come from mines operated by large, multi-asset mining companies including Glencore, Rio Tinto, Newmont, Primero, AngloGold Ashanti and Yamana. We are committed to growing our portfolio of streams and royalties and we will maintain our focus on gold. At present, over 95% of the potential transactions in our deal pipeline are precious metals opportunities, and with approximately US$140 million of cash and available credit facilities, we are well positioned to take advantage of this deal pipeline."

With the addition of the Diavik Mine Royalty, Sandstorm's production for 2015 is now forecasted to be between 40,000 to 50,000 attributable gold equivalent ounces. The Company is forecasting attributable gold equivalent production of approximately 50,000 ounces per annum in 2018, excluding any ounces that may come from Luna Gold Corp.'s Aurizona mine in Brazil.

— ABOUT THE DIAVIK MINE

The Diavik Mine is Canada's largest diamond mine, located on a 20 square kilometre island at Lac de Gras, Northwest Territories, approximately 300 kilometres from Yellowknife. The mine is 60% owned, and operated, by Rio Tinto plc and is 40% owned by Dominion Diamond Corporation.

Diavik began producing diamonds in January 2003, and has since produced more than 90 million carats ("Mcts") from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto plc has recently approved the development of open pit mining from a fourth pipe (A21). The kimberlite pipes at Diavik are exceptionally high-grade in nature, making it one of the most profitable diamond mines in the world. The current mine plan is expected to take the mine's production to at least 2023.

For more information on the Diavik Mine, visit the Rio Tinto or Dominion Diamond website: www.riotinto.com/diamondsandminerals/diavik-2232.aspx or www.ddcorp.ca/operations/diavik-mine

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 58 streams and royalties, of which 15 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, President & CEO, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 09:27e 23-MAR-15